December 12, 2008

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	The Lubrizol Corporation Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the period ended September 30, 2008 File No. 1-5263

Dear Mr. Hartz:

This letter sets forth the response of The Lubrizol Corporation (“we”, “us” or “our”) to the Staff’s comments to the above-referenced filings. These comments were transmitted to the Company by letter dated November 19, 2008. The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter. In addition, for ease of reference, we have repeated the Staff’s comment in bold text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

As requested in your letter, we have provided additional disclosures when necessary in this response and all revisions will be included in our future filings.

Critical Accounting Policies

Accounting for Impairment of Goodwill and Intangible Assets

2.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	You use a combination of a discounted cash flow analysis and terminal value model to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:

We have assigned goodwill to our reporting units in accordance with paragraph 30 of Statement of Financial Accounting Standard (SFAS) No. 142. Our reporting units are either our operating segment or one level below our operating segment for which discrete financial information is available and regularly reviewed by segment management. Based on the guidance in SFAS 142, we determined that five separate reporting units exist. We will enhance our disclosure to describe our five reporting units in future filings.

With respect to the method used to determine the fair value of our reporting units, we use a discounted cash flow model that incorporates a terminal value assumption rather than a separate discounted cash flow analysis and terminal value approach. We will clarify our policy in future filings, as illustrated below, to better describe our discounted cash flow analysis.

Our discounted cash flow analysis requires multiple assumptions, with a range of inputs for each assumption. As part of our goodwill impairment analysis, we carefully evaluate each assumption and select the values we believe are most appropriate. We will enhance our disclosure to include a qualitative description of the material assumptions used in our discounted cash flow analysis, and the basis used to develop those assumptions. However, including a quantitative description of the material assumptions used would require disclosure of confidential information that could cause us competitive harm. As we disclose currently, differences between our assumptions and actual future results could materially alter our estimate of fair value, resulting in possible impairment charges if our estimates of fair value were to decline.

As part of our annual goodwill impairment review, we update our key assumptions based on the best available information. While there are always changes in assumptions to reflect changing business and market conditions, our overall methodology and the population of assumptions used have remained unchanged. However, in the event significant changes occur in the future, we will incorporate such disclosure into our critical accounting policy.

Accordingly, we will revise the introductory paragraph of our critical accounting policy for accounting for impairment of goodwill and intangible assets as follows:

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. We assign goodwill to our reporting units that either is at the operating segment level or one level below our operating segments for which discrete financial information is available and segment management regularly reviews the operating results. We have determined that our Lubrizol Additives operating segment constitutes a reporting unit, and that our Noveon® consumer specialties product line, Estane® thermoplastic polyurethane business, TempRite® engineered polymers business and performance coatings product line within our Lubrizol Advanced Materials operating segment constitute separate reporting units. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is to be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected October 1 as the annual evaluation date to test for potential goodwill impairment.

We use a discounted cash flow analysis to determine the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted average cost of capital. The annual goodwill impairment test requires us to make a number of assumptions and estimates concerning future levels of after-tax earnings, foreign currency exchange rates, expected capital expenditures, and working capital requirements, which are based upon our long range plan. Our long range plan is updated each fall as part of our annual planning process and is reviewed and approved by management and our Board of Directors. A growth rate is used to calculate the terminal value of the reporting unit, and is added to the present value of the forecasted cash flows. The growth rate is the expected rate at which a reporting unit’s cash flow is projected to grow beyond the period covered by the long range plan. Lastly, we develop a weighted average cost of capital to discount the expected future cash flows. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise, with the weighting of returns based on the capitalization of comparable companies. While we use the best available information to prepare our cash flow and weighted average cost of capital assumptions, actual future cash flows or market conditions could differ significantly resulting in future impairment and charges related to recorded goodwill balances. We identified no impairment of goodwill in the annual impairment test completed in 2007.

Financial Statements

Notes to the Financial Statements

Note 7 — Debt

3.	You disclose that your credit facilities contain restrictive covenants and require compliance with financial ratios, including debt to consolidated EBITDA (as defined in the credit facilities) and consolidated EBITDA to interest expense. You also disclose that you are in compliance with all of your debt covenants. Please expand your disclosures in future filings to disclose the specific terms of the most stringent and/or material debt covenants in any of your debt agreements. Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response:

We respect the Staff’s comment regarding the importance of disclosure of debt covenants, especially in light of current conditions in the credit markets. However, we do not believe that providing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts would provide meaningful information to the readers of our financial statements, as:

a.	We significantly exceed all required ratios under the credit facilities.

b.	We have remained in compliance with all of our debt covenants since the inception of the credit facilities.

c.	Our credit agreements are filed as exhibits to our Annual Report on Form 10-K, thereby allowing a reader to understand the computation of the ratios in greater detail if desired.

We believe that providing the actual and required ratios, without the specific computation, would allow a reader to assess our state of compliance with our covenants in the most clear and concise manner. Therefore, we propose to enhance our disclosure surrounding our debt covenants and events of default, along with our compliance with such covenants and events of default, as indicated below. We believe this proposed disclosure complies with paragraphs 18-19 of SFAS No. 5 and Rule 4-08 of Regulation S-X.

The company’s credit facilities contain customary affirmative covenants including, among others, compliance with laws, payment of taxes, maintenance of insurance, conduct of business, keeping of books and records, maintenance of properties and ensuring the credit facilities receive the same rights and privileges as any future senior unsecured debt. The facility also contains customary negative covenants including, among others, restrictions on: liens and encumbrances, sale of assets, distributions, and affiliate transactions. Additionally, the company is required to comply with financial ratios of debt to consolidated earnings before income taxes, depreciation and amortization (EBITDA) (as defined in the credit facilities) and consolidated EBITDA (as defined in the credit facilities) to interest expense. For the year ended December 31, 2007, the credit facilities required that the ratio of debt to consolidated EBITDA be less than 3.5:1 and the ratio of consolidated EBITDA to interest expense must be greater than 3.5:1. At December 31, 2007, the company maintained a ratio of debt to consolidated EBITDA of 2.3:1 and a ratio of consolidated EBITDA to interest expense of 7.0:1.

The credit facilities also contain customary events of default including, among others, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, the occurrence of one or more unstayed judgments in excess of $25.0 million that is not covered by an acceptable policy of insurance, a party obtaining a beneficial ownership in excess of 20% of the company’s voting stock, or the incurrence of $25.0 million of liabilities related to violations of employee benefit plan regulations or the withdrawal or termination of a multiemployer benefit plan. At December 31, 2007, the company was in compliance with all of its covenants and has not committed any acts of default.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

4.	Please address the above comments in your interim filings as well.

Response:

We will address the above comments in our future interim filings, as applicable.

Management’s Discussion and Analysis

Capitalization, Liquidity and Credit Facilities

5.	Your disclosures indicate that your primary sources of cash are cash flow from operations, borrowing capacity under your credit facilities, and the ability to obtain additional financing. Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that cash flow from operations for the nine months ended September 30, 2008 were $182.7 million compared to $406.5 million for the nine months ended September 30, 2007. This represents a decrease of approximately 55% in cash flows from operations, which appears to be one of your primary sources of cash, during the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007. When there are significant changes in the sources of cash, please advise how you determined that these sources will continue to be sufficient to meet your needs. In addition, please consider providing the following disclosures:

•	Your basis for stating that you have the ability to obtain additional financing, including if you have obtained any firm commitments for additional financing; and

•	Expected amounts of future spending on capital expenditures, including whether the expected amounts are related to growth or maintenance.

Response:

Cash flow from operations represents an important source of liquidity for the company. While our cash flow from operations has declined by 55% during the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007, the significant reason for the decline is a result of working capital requirements due to significantly higher raw material costs and selling prices that have contributed to increased inventories and accounts receivable. We believe that cash flow from operations will remain sufficient as we believe the increase in working capital needs is temporary, and our future cash flow from operations will improve upon the stabilization in raw material costs. The stability in our working capital metrics of average days sales in receivables and inventories confirms that the decline in cash flows primarily is a result of higher raw material costs and selling prices. Further, year-over-year comparisons are difficult as 2007 was a record year for cash flow from operations. Additionally, as disclosed in our filing, we have suspended temporarily our share repurchase program as a precaution in order to preserve liquidity in the short term. Further, we have the flexibility to alter our capital spending to preserve our liquidity. For these reasons, we believe that cash flow from operations will remain sufficient to meet our needs.

With respect to our ability to obtain additional financing, we believe that additional sources are available to us as:

a.	Our debt rating was upgraded during the third quarter of 2008.

b.	We have the ability under our existing credit facilities to assume additional debt financing without violating our debt covenants.

c.	We currently have a shelf registration statement filed with the SEC pursuant to which debt securities, preferred or common shares, or warrants may be issued.

While we have not received any firm commitments for additional financing, we believe that such financing could be obtained, if necessary, for the reasons stated above.

In future filings, we will enhance our disclosures as follows:

We continue to believe that our cash flow from operations, borrowing capacity under our credit facilities, and our ability to obtain additional financing provide sufficient liquidity to maintain our current operations, pay dividends, pursue acquisitions and service our debt. The current decline in our cash flow from operations is the result of an increase in working capital requirements due to significantly higher raw material costs and selling prices. We expect our future level of cash flow from operations to improve upon the stabilization in raw material costs. However, in response to the current economic conditions, we have suspended temporarily our share repurchase program and will limit or defer capital expenditures where possible as a precaution in order to preserve liquidity. For these reasons, we believe that cash flow from operations will remain sufficient to meet our needs. While there are no assurances that additional financing will be available on commercially acceptable terms, we believe that our financial condition, access to capital and credit markets, and ability under the covenants of our existing credit facilities would enable us to obtain additional financing if necessary.

With respect to the future level of capital expenditures, we currently disclose the amount of expected capital expenditures for the year in our discussion of cash flow from investing activities. While we have not stated explicitly whether such expenditures are for growth or maintenance, we have disclosed elsewhere in our filing the 10-year phased investment plan to increase global capacity in our Lubrizol Additives segment. While we believe that our current disclosures are sufficient, we will expand our disclosure in future filings to include a discussion similar to that provided in our Annual Report on Form 10-K that we believe addresses the Staff’s concerns.

* * * *

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at (440) 347-5772.

/s/ W. Scott Emerick
W. Scott Emerick
Chief Accounting Officer and Duly Authorized
Signatory of The Lubrizol Corporation